POULTON & YORDAN

ATTORNEYS AT LAW

RICHARD T. LUDLOW

July 14, 2009

Chris White

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	BMB Munai, Inc. Form 8-K for filed July 8, 2009 File No.: 1-33034

Dear Mr. White:

At the request of the management of BMB Munai, Inc., (the “Company” or “BMB Munai”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated July 9, 2009. Following are the Company’s responses to your comments.

Form 8-K filed July 8, 2009

1.

We note that you date your report July 2, 2009, and state in the first paragraph that you concluded on July 2, 2009, that certain financial statements are required to be restated due to accounting errors in those periods. This date appears to be inconsistent with representations made to us in your response letter dated May 6, 2009, where you acknowledge on page 6 that restatement is required for the quarters of fiscal 2008. Therefore, it appears that the date of non-reliance on your previously issued fiscal year 2008 quarterly financial statements was May 6, 2009, not July 2, 2009. Please advise or revise your Form 8-K to disclose the accurate date of non-reliance for your fiscal year 2008 quarterly reports.

Concurrent with the filing of this correspondence, the Company will file Amendment No. 1 to the Form 8-K filed July 8, 2009 correcting the "Date of Report" and the date of determination of non-reliance to May 6, 2009.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. Chris White

July 14, 2009

2.

You state that financial statements are required to be restated for the years ended March 31, 2009, 2008 and 2007, and the interim quarters of fiscal 2008 and 2009. Please explain to us and disclose why you have only provided the adjustments for the years ended March 31, 2008 and 2007, and the interim quarters of fiscal 2008.

In the Form 8-K, the Company provided adjustments only for the years ended March 31, 2008 and 2007 and the interim quarters of fiscal 2008 because those are the only periods in which adjustments will be made to the financial statements. As noted in the Company’s Annual Report on Form 10-K for the year ended March 31, 2008, during the fourth quarter of fiscal 2008 the Company made adjustments to correct the accounting for deferred income taxes. As a result of these adjustments, the Company believes its accounting for deferred income taxes for the fiscal year ended March 31, 2009 and the interim quarters for fiscal 2009 is correct and does not require restatement.

The Company intends to restate its reports for the fiscal year ended March 31, 2009 and the interim quarters of fiscal 2009, solely for the purpose of correcting the prior year comparative information, as shown in the adjustments provided in the Form 8-K filed on July 8, 2009. The Company does not anticipate adjustments to the financial statements for the fiscal year end March 31, 2009 or interim quarters for fiscal 2009.

For clarification purposes, the Company has included an explanation of the foregoing in the Explanatory Noteand in the last two sentences of the first paragraph of Item 4.02in the Amendment to the Current Report that will be filed concurrently with this correspondence.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

/s/ Richard T. Ludlow Richard T. Ludlow
Attorney at Law